UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

November 2004

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                   .)

SIGNATURES
EXHIBIT INDEX
EX 99.1: Employee Relations
EX 99.2: Algeria: Gas Discovery

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: December 3th, 2004	By: /s/ Charles Paris de Bollardière
Name: Charles PARIS de BOLLARDIERE
Title: Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	European Agreement on a Platform for Employee Relations at Total (November 23, 2004).

➢	EXHIBIT 99.2:	Algeria: Gas Discovery on Timimoun Permit and the Entry of Total on to the Bechar Permit (November 30, 2004).